                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

( )  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
     THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

(X)  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
     THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

          For the transition period from   12-31-02 to 1-2-03
                                         -----------  -----------

              Commission file number 0-5519 (Associated Banc-Corp)

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

             SIGNAL FINANCIAL CORPORATION 401(k) PROFIT SHARING PLAN

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:

                              ASSOCIATED BANC-CORP
                                1200 Hansen Road
                           Green Bay, Wisconsin 54304

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the
Associated Banc-Corp Retirement Program Committee has duly caused this Annual
Report to be signed on its behalf by the undersigned hereunto duly authorized.

                                           SIGNAL FINANCIAL CORPORATION
                                           401(k) PROFIT SHARING PLAN

                                           /s/ James A. Noffke
                                           ------------------------------------
                                           James A. Noffke, Chairman
                                           Retirement Program Committee

                          SIGNAL FINANCIAL CORPORATION
                           401(k) PROFIT SHARING PLAN

                              Financial Statements
                           and Supplemental Schedules

                   January 2, 2003, December 31, 2002 and 2001

                   (With Independent Auditors' Report Thereon)

                          SIGNAL FINANCIAL CORPORATION
                           401(k) PROFIT SHARING PLAN

                                TABLE OF CONTENTS

                                                                        Page(s)
--------------------------------------------------------------------------------
Independent Auditors' Report                                               1

Statements of Net Assets Available for Plan Benefits,
  January 2, 2003, December 31, 2002 and 2001                              2

Statements of Changes in Net Assets Available for Plan Benefits,
  Two Day Period Ended January 2, 2003 and
  Years Ended December 31, 2002 and 2001                                   3

Notes to Financial Statements                                           4-11

Schedule H, line 4i - Schedule of Assets, (Held at End of Year),
  January 2, 2003                                                      12-13

Schedule H, line 4i - Schedule of Assets (Held at End of Year),
December 31, 2002                                                      14-15

                          Independent Auditors' Report

Plan Administrator
Signal Financial Corporation
401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Signal Financial Corporation 401(k) Profit Sharing Plan (the
Plan) as of January 2, 2003, December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the two day period ending January 2, 2003 and each of the years in the two year period ended
December 31, 2002. These financial statements are the responsibility of the
Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of January 2, 2003, December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the two day period ended January 2, 2003 and each of the years in the two year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedules H, line 4i -
Schedule of Assets (Held at End of Year) as of January 2, 2003 and December 31,
2002 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and
Disclosure under the Employee Retirement Income Security Act of 1974. These
supplemental schedules are the responsibility of the Plan's administrator. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                       /s/ KPMG LLP

Chicago, Illinois
June 5, 2003

SIGNAL FINANCIAL CORPORATION
401(k) PROFIT SHARING PLAN

Statements of Net Assets Available for Plan Benefits
January 2, 2003, December 31, 2002 and 2001

                                         January 2,  December 31,  December 31,
                                            2003         2002          2001
--------------------------------------------------------------------------------
Assets:

   Investments, at fair value:

     Common/collective trust funds           $0      $11,122,041    $5,122,177

     Common Stock                             0        6,256,423             0

     Mutual funds                             0        3,518,279     6,659,899

     Loans to participants                    0          171,872       134,773

--------------------------------------------------------------------------------

Total Investments                             0       21,068,615    11,916,849

Cash and cash equivalents                     0           75,725       139,953

Employer contribution receivable              0          673,768             0

--------------------------------------------------------------------------------

Net assets available for plan benefits       $0      $21,818,108   $12,056,802

================================================================================

See accompanying notes to financial statements.

SIGNAL FINANCIAL CORPORATION
401(k) PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Plan Benefits
Two Day Period Ended January 2, 2003 and Years Ended December 31, 2002 and 2001

                                                        Two day period
                                                            ended            Year ended          Year ended
                                                        January 2, 2003   December 31, 2002   December 31, 2001
----------------------------------------------------------------------------------------------------------------
Additions:
Investment Income (loss):
   Depreciation in fair value of investments            $          0        $ (1,903,858)       $ (1,185,266)
   Interest and dividends                                          0             294,642              74,135
----------------------------------------------------------------------------------------------------------------
Total investment loss                                              0          (1,609,216)         (1,111,131)

Participant contributions                                          0           1,038,034           1,175,226
Employer contributions                                             0             961,052             295,289
Rollover contributions                                             0              46,333                   0
Transfer of net assets from other plans                            0          19,238,664                   0
----------------------------------------------------------------------------------------------------------------
Total additions                                                    0          19,674,867             359,384

Deductions:
   Distribution to participants                                    0           9,872,949           1,335,138
   Administrative expenses                                         0              40,612              20,983
   Transfer of net assets to Associated Banc-Corp Profit                               0                   0
Sharing & 401(k) Plan                                    (21,818,108)
----------------------------------------------------------------------------------------------------------------
Total deductions                                         (21,818,108)          9,913,561           1,356,121
Net increase/(decrease) in net
   assets available for plan benefits                    (21,818,108)          9,761,306            (996,751)
Net assets available for plan benefits:
   Beginning of period                                    21,818,108          12,056,802           13,053,539
----------------------------------------------------------------------------------------------------------------
End of period                                           $          0        $21,818,108         $  12,056,802
----------------------------------------------------------------------------------------------------------------

   See accompanying notes to financial statements.

SIGNAL FINANCIAL CORPORATION
401(k) PROFIT SHARING PLAN

Notes to Financial Statements

January 2, 2003, December 31, 2002 and 2001

(1)  Description of the Plan

     The following brief description of the Signal Financial Corporation 401(k)
     Profit Sharing Plan (Plan) is provided for general information.
     Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

     General

     The Plan is a defined contribution plan covering all employees of the former Signal Financial Corporation and its wholly owned subsidiaries currently employed by Associated Banc-Corp and its subsidiaries (referred to herein as the Company) who have completed one year of service and are age 19 or older. Associated Banc-Corp acquired 100% of the outstanding common shares of Signal Financial Corporation in a transaction which was consummated on February 28, 2002. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

     Plan Mergers

     On April 1, 2002, the Signal Financial Corporation Employee Stock Ownership
     Plan (ESOP) was terminated and the net assets totaling $19,238,653 were merged into the Plan. Active participants became fully vested in ESOP balances upon termination of the ESOP.

     Effective January 2, 2003 the Plan merged with and all of the Plan's assets were transferred into the Associated Banc-Corp Profit Sharing & 401(k)
     Plan.

     Contributions

     Each year, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan. Effective January 1, 2002, participants may contribute up to the Internal Revenue Service maximum annual limit of $11,000 during 2002. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. A matching contribution equal to 50% of the first 6% of base compensation that a participant contributes to the Plan was provided.
     Additional discretionary contributions may be made at the option of the
     Company's board of directors. All contributions are invested in mutual or collective funds. Contributions are subject to certain limitations.

     Participant Accounts

     Each participant's account is credited with the participant's contribution, individual account earnings, and allocations of the Company's matching and discretionary contributions. Allocations are based on participant contributions or eligible compensation, as defined by the Plan. The benefit to which a participant is entitled is limited to the balance in the participant's vested account.

SIGNAL FINANCIAL CORPORATION
401(k) PROFIT SHARING PLAN

Notes to Financial Statements

January 2, 2003, December 31, 2002 and 2001

     Vesting

     Participants are immediately vested in their pretax contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their account plus actual earnings thereon is based on years of credited service. A participant's account balance will vest in 20% increments after two years of credited service.
     These participants will be 100% vested after six years of credited service.

     Forfeitures

     Forfeited non-vested accounts are used to reduce future employer contributions. At December 31,2002, forfeited non-vested accounts totaled
     $13,645. These accounts may be used to reduce future employer contributions. In 2002, employer contributions were reduced by $22,599 from forfeited non-vested accounts.

     Investment of Plan Assets

     Participants have the right to direct that investments be made in the
     Balanced Lifestage Fund, Growth Lifestage Fund, Money Market Fund,
     Intermediate Term Bond Fund, Common Stock Fund, Foreign Equity Fund,
     Emerging Growth Fund, Equity Income Fund, Associated Banc-Corp Common Stock
     Fund, Berger Small Cap Value Fund, Dodge & Cox Stock Fund, Invesco Dynamics
     Fund Investor, Janus Overseas Fund, RS Diversified Growth Fund, Vanguard
     500 Index Fund, Weitz Value Fund or a combination of funds. Plan assets are held in trust with a subsidiary of the Company (trustee). The following is a brief description of each fund:

     Balanced Lifestage Fund - The fund is designed to put equal emphasis on the pursuit of capital growth through investments in stocks, along with the stability and income generation provided by fixed income securities.
     Approximately one-half the portfolio will consist of investment grade bonds with the remaining one-half consisting of a diversified mix of stocks, with an emphasis on large company stocks but including small and foreign stocks.
     Actual investments made by the trustee are into the Associated Trust
     Company, N.A. Balanced Lifestage Fund.

     Growth Lifestage Fund - The fund is designed to achieve growth of capital through investment in a broadly diversified portfolio of common stocks. The portfolio will emphasize large capitalization stocks, but will also include mid-cap, small-cap, and foreign stocks. Actual investments made by the trustee are into the Associated Trust Company, N.A. Growth Lifestage Fund.

     Money Market Fund - The fund is designed to provide safety of principal.
     Actual investments made by the trustee are into the Associated Trust
     Company, N.A. Cash Management Fund.

SIGNAL FINANCIAL CORPORATION
401(k) PROFIT SHARING PLAN

Notes to Financial Statements

January 2, 2003, December 31, 2002 and 2001

     Intermediate Term Bond Fund - The fund is designed to earn a competitive total return through diversified investment in high-quality fixed income securities issued by the United States, federal agencies, and public corporations, as well as mortgage-backed and asset-backed issues and certificates of deposit. Actual investments made by the trustee are into the Associated Trust Company, N.A. Intermediate Term Bond Fund.

     Common Stock Fund - The fund is designed to achieve long-term growth through investment in large cap companies with good growth prospects. The majority of the assets in this portfolio are included in the S&P 500 Index.
     Actual investments made by the trustee are into the Associated Trust
     Company, N.A. Common Stock Fund.

     Foreign Equity Fund - The fund is designed to provide exposure to investment opportunities outside the United States. Invests primarily in attractively valued foreign common stocks. Actual investments made by the trustee are into the Associated Trust Company, N.A. Foreign Equity Fund.

     Emerging Growth Fund - The fund is designed to maximize long-term stock returns by diversifying stock ownership into numerous industries. Invests in equities issued by small capitalization, fast growing companies.

     Equity Income Fund - The fund is designed to pursue growth of capital while providing above average dividend yield. The fund will invest in common stocks believed to be undervalued.

     Associated Banc-Corp Common Stock Fund - The fund is designed to share in the performance of Associated Banc-Corp and invests in Associated Banc-Corp common stock and cash equivalents.

     Berger Small Cap Value Fund - The fund invests primarily in common stocks of small companies the Advisor believes are undervalued.

     Dodge & Cox Stock Fund - The fund is designed to pursue long-term growth of principal and income. Fund intends to remain fully invested in equities with at least 65% of assets in common stocks.

     Invesco Dynamics Fund Investor - The fund is designed to pursue capital appreciation. Invests primarily in common stocks of domestic companies.

     Janus Overseas Fund - The fund is designed to achieve long-term growth by investing in a diversified portfolio of primarily foreign stocks. The fund seeks fast growing companies in fast growing industries.

     RS Diversified Growth Fund - The fund is designed to achieve long-term capital growth and invests primarily in common and preferred stocks and warrants.

SIGNAL FINANCIAL CORPORATION
401(k) PROFIT SHARING PLAN

Notes to Financial Statements

January 2, 2003, December 31, 2002 and 2001

     Vanguard 500 Index Fund - The fund seeks to track the S&P 500
     Index as closely as possible by investing in each of the Index 500 stocks according to each stock's weighting in the Index.

     Weitz Value Fund - The fund is designed to achieve capital appreciation.
     The fund invests primarily in equity securities. The advisor seeks securities trading at prices lower than their intrinsic values.

     Participants can elect to invest in one of the aforementioned funds or in
     1% increments in two or more funds. Participants can change the allocation of the Plan accounts on a daily basis.

     Participant Loans

     Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer between the individual participant's selected investment fund account(s) and the participant note account. Loan terms range from one to five years or up to 15 years if related to the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear a market rate of interest comparable to what a bank or other professional lender would charge, fixed for the duration of the loan. Principal and interest is paid ratably through bi-weekly payroll deductions. At December 31, 2002, there are 27 participant loans outstanding in the amount of $171,872, with interest rates ranging from 4.25% to 10.5%.

     Valuation of Plan Assets

     Plan assets are valued daily. Under a daily valued plan, participants can verify account balances daily utilizing the VRU (Voice Response Unit) or
     Internet access, contributions are allocated to participant accounts upon receipt, and income and changes in asset values are immediately updated.

     Distributions

     On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, annual installments over a ten-year period, or an annuity contract. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution or as an annuity contract.

SIGNAL FINANCIAL CORPORATION
401(k) PROFIT SHARING PLAN

Notes to Financial Statements

January 2, 2003, December 31, 2002 and 2001

(2)  Summary of Significant Accounting Policies

     Basis of Presentation

     The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and changes in those net assets in accordance with accounting principles generally accepted in the United States of America. The significant accounting policies of the Plan are as follows:

     Investments and Income Recognition

     Investment securities are valued at quoted market prices. The investments in units of the collective trust funds are valued at the amount at which shares in the funds can be withdrawn, which approximates fair value.
     Securities for which no quoted market price is available are valued at estimated fair value. Short-term investments are stated at cost plus accrued interest, which approximates fair value. Participant loans are valued at cost. Plan assets are held with the trustee. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses on the sale of investments are determined through the use of specific identification. The Plan's funds record interest income on the accrual basis and dividends on the ex-dividend date.

     The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participant account balances and the amounts reported in the financial statements of the Plan.

     Payment of Benefits

     Benefits are recorded when paid.

     Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires plan administrator estimates and assumptions that affect the reported amounts of assets available for benefits and plan benefit obligations and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

SIGNAL FINANCIAL CORPORATION
401(k) PROFIT SHARING PLAN

Notes to Financial Statements

January 2, 2003, December 31, 2002 and 2001

(3)  Investments

     The fair value of investments that represent 5% or more of the Plan's net assets at January 2, 2003 and December 31, 2002 and 2001 are presented in the following table:

                                                              January 2,   December 31,   December 31,
                                                                 2003          2002           2001
  -----------------------------------------------------------------------------------------------------
  Associated Banc-Corp Common Stock Fund                     $       0      $6,256,423     $        0
  Associated Trust Company, N.A. Balanced Lifestage Fund             0       2,304,118              0
  Associated Trust Company, N.A. Cash Management Fund                0       4,815,876              0
  Vanguard Index 500 Fund                                            0       1,894,181        664,698
  Berger Small Cap Value Fund                                        0               0      1,024,878
  Delaware Trend Fund                                                0               0      1,443,424
  Fidelity Growth and Income Fund                                    0               0        772,206
  Harbor Capital Appreciation Fund                                   0               0        970,255
  Common Trust Fund C - High Growth Profile                          0               0      1,644,889
  Common Trust Fund C - Moderate Growth Profile                      0               0      2,454,270
  -----------------------------------------------------------------------------------------------------

     During 2003, the Plan's investments did not change in value. During 2002 and 2001, the Plan's investments (including gains and losses on investments purchased and sold, as well as held during the year) depreciated in value by $1,903,858 and $1,185,266, respectively.

                                                       2002          2001
                                                       ----          ----

     Associated Banc-Corp Common Stock           $    85,273      $        0
     Common Trust Funds                             (985,870)       (629,718)
     Mutual Funds                                 (1,003,261)       (555,548)
                                                 ------------      ----------

     Total                                       $(1,903,858)     $(1,185,266)
                                                 ============     ============

(4)  Transactions with Related Parties

     The Associated Banc-Corp Common Stock Fund at December 31, 2002 held
     181,922 shares of common stock of the Company with a fair value of
     $6,174,443. Dividend income from Company stock totaled $0 in 2003 and
     $239,026 in 2002. The Plan held no Associated Banc-Corp stock at January 2,
     2003 or in 2001.

     Associated Trust Company, N.A. performs asset management and participant recordkeeping for the Plan. Prior to Associated Trust Company, N.A.
     assuming the asset management and recordkeeping responsibilities on April
     1, 2002, Signal Trust Company performed asset

SIGNAL FINANCIAL CORPORATION
401(k) PROFIT SHARING PLAN

Notes to Financial Statements

January 2, 2003, December 31, 2002 and 2001

     management  and  recordkeeping  responsibilities  were  performed  by North
     Central Trust Company.  Asset management and recordkeeping fees totaled $0,
     $40,612 and $20,983 in 2003, 2002 and 2001, respectively.

     The Plan invests in various Associated Trust Company, N.A.
     common/collective trust funds. As of December 31, 2002, $11,122,041 of the
     Plan's net assets was invested in Associated Trust Company, N.A.
     common/collective trust funds. The Plan held no Associated Trust Company,
     N.A. common/collective trust funds at January 2, 2003.

     Signal Trust Company was owned 50% by Signal Financial Corporation and 50%
     by North Central Trust Company. During 2001 and 2002, Signal Trust Company
     was the plan trustee. The Plan invested in various common trust funds of
     North Central Trust Company, a related party, as of December 31, 2001 in the amount of $5,122,177.

(5)  Benefits Payable

     The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2002 and 2001 to Form 5500:

                                                       2002            2001
     Net assets available for benefits per
       the financial statements                    $21,818,108     $12,056,802
     Amounts allocated to withdrawing
       participants                                   (639,627)              0
                                                   ---------------------------
     Net Assets available for benefits per
       the Form 5500                               $21,178,481     $12,056,802
                                                   ===========================

     The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2002 to Form 5500:

                                                       2002            2001
     Benefits paid to participants per
       the financial statements                    $ 9,872,949     $ 1,335,138
     Add: Amounts allocated to withdrawing
       participants at December 31,
       2002 and 2001, respectively                     639,627               0
     Less: Amounts allocated to withdrawing
       participants at December 31,
       2001, respectively                                    0               0
                                                   ----------------------------
     Benefits paid to participants per
       Form 5500                                   $10,512,576     $ 1,335,138
                                                   ============================

     Net assets and benefits paid to participants per the financial statements as of and for the two day period ending January 2, 2003 are equal to the
     5500.

SIGNAL FINANCIAL CORPORATION
401(k) PROFIT SHARING PLAN

Notes to Financial Statements

January 2, 2003, December 31, 2002 and 2001

(6)  Income Taxes

     The Internal Revenue Service has determined and informed the Company by a letter dated August 5, 2002, that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue
     Code, and that the trust is therefore exempt from federal income taxes. The
     Company believes the Plan continues to qualify and operate as designed.

SIGNAL FINANCIAL CORPORATION
401(k) PROFIT SHARING PLAN

Schedule H, line 4i - Schedule of Assets (Held at End of Year)
January 2, 2003

-----------------------------------------------------------------------------------------------
                                            Description of investment,
                                            including maturity date,
Identity of issue, borrower,                rate of interest, collateral par,       Current
Lessor, or similar party                    or maturity value                        Value
-----------------------------------------------------------------------------------------------
* Associated Trust Company, N.A.
  Common Stock Fund                                       0 units                 $    0

* Associated Trust Company, N.A.
  Emerging Growth Fund                                    0 units                      0

* Associated Trust Company, N.A.                          0 units                      0
  Growth Lifestage Fund

* Associated Trust Company, N.A.
  Balanced Lifestage Fund                                 0 units                      0

* Associated Trust Company, N.A.
  Equity Income Fund                                      0 units                      0

* Associated Trust Company, N.A.
  Cash Management Fund                                    0 units                      0

* Associated Trust Company, N.A.
  Foreign Equity Fund                                     0 units                      0

* Associated Trust Company, N.A.
  Intermediate Term  Bond Fund                            0 units                      0

  ---------------------------------------------------------------------------------------------
  Total Common/Collective Trust Funds                                                 $0

* Associated Banc-Corp
  Common Stock Fund                                       0 units                     $0
  ---------------------------------------------------------------------------------------------
  Total Common Stocks                                                                 $0
  ---------------------------------------------------------------------------------------------

  Berger Small Cap Value Fund                             0 shares                    $0

  Dodge & Cox Stock Fund                                  0 shares                     0

  Invesco Dynamics Fund Investor                          0 shares                     0

SIGNAL FINANCIAL CORPORATION
401(k) PROFIT SHARING PLAN

Schedule H, line 4i - Schedule of Assets (Held at End of Year)
January 2, 2003

-----------------------------------------------------------------------------------------------
                                            Description of investment,
                                            including maturity date,
Identity of issue, borrower,                rate of interest, collateral par,       Current
Lessor, or similar party                    or maturity value                        Value
-----------------------------------------------------------------------------------------------
  Janus Overseas Fund                                     0 shares                     0

  RS Diversified Growth Fund                              0 shares                     0

  Vanguard Index 500 Fund, Inv. Shares                    0 shares                     0

  Weitz Value Fund                                        0 shares                     0

-----------------------------------------------------------------------------------------------
  Total Mutual Funds                                                                  $0
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
  Loans to Participants                                                               $0
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
Total Investments and Loans                                                           $0

* Denotes a party-in-interest

SIGNAL FINANCIAL CORPORATION
401(k) PROFIT SHARING PLAN

Schedule H, line 4i - Schedule of Assets (Held at End of Year),
December 31, 2002

-----------------------------------------------------------------------------------------------
                                            Description of investment,
                                            including maturity date,
Identity of issue, borrower,                rate of interest, collateral par,       Current
Lessor, or similar party                    or maturity value                        Value
-----------------------------------------------------------------------------------------------
* Associated Trust Company, N.A.
  Common Stock Fund                                   9,589 units                 $  989,865

* Associated Trust Company, N.A.
  Emerging Growth Fund                               61,491 units                    876,083

* Associated Trust Company, N.A.
  Growth Lifestage Fund                             108,857 units                  1,043,221

* Associated Trust Company, N.A.
  Balanced Lifestage Fund                           228,584 units                  2,304,118

* Associated Trust Company, N.A.
  Equity Income Fund                                  2,489 units                    125,164

* Associated Trust Company, N.A.
  Cash Management Fund                            3,937,691 units                  4,815,876

* Associated Trust Company, N.A.
  Foreign Equity Fund                                12,137 units                    382,886

* Associated Trust Company, N.A.
  Intermediate Term Bond Fund                        24,877 units                    584,828

  ---------------------------------------------------------------------------------------------
  Total Common/Collective Trust Funds                                            $11,122,041

* Associated Banc-Corp Common Stock Fund            156,769 units                $ 6,256,423
  ---------------------------------------------------------------------------------------------
  Total Common Stocks                                                            $ 6,256,423

  Berger Small Cap Value Fund                        37,343 shares               $   851,802

  Dodge & Cox Stock Fund                              4,661 shares                   410,366

  Invesco Dynamics Fund Investor                      4,677 shares                    49,859

  Janus Overseas Fund                                 2,972 shares                    45,446

SIGNAL FINANCIAL CORPORATION
401(k) PROFIT SHARING PLAN

Schedule H, line 4i - Schedule of Assets (Held at End of Year),
December 31, 2002

-----------------------------------------------------------------------------------------------
                                            Description of investment,
                                            including maturity date,
Identity of issue, borrower,                rate of interest, collateral par,       Current
Lessor, or similar party                    or maturity value                        Value
-----------------------------------------------------------------------------------------------
  RS Diversified Growth Fund                          6,119 shares                    86,641

  Vanguard Index 500 Fund, Inv. Shares               23,342 shares                 1,894,181

  Weitz Value Fund                                    6,446 shares                   179,984

-----------------------------------------------------------------------------------------------
  Total Mutual Funds                                                              $3,518,279
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
  Loans to Participants  (27 participant loans with
  interest rates ranging from 4.25% to 10.5% and
  maturity dates ranging from April 13, 2003 to
  November 9, 2012)                                                               $  171,872
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
  Total Investments and Loans                                                     $21,068,615

* Denotes a party-in-interest
See accompanying independent auditors' report.

                         CONSENT OF INDEPENDENT AUDITORS

     The Board of Directors
     Associated Banc-Corp:

We consent to incorporation by reference in the registration statement on Form
S-8 of Associated Banc-Corp of our report dated June 5, 2003 relating to the statements of net assets available for plan benefits of the Signal Financial
Corporation 401(k) and Profit Sharing Plan as of January 2, 2003, December 31,
2002 and 2001, and the related statements of changes in net assets available for plan benefits for the two day period ended January 2, 2003 and each of the years in the two year period ended December 31, 2002, and the Schedules H, line 4i -
Schedule of Assets (Held at End of Year), as of January 2, 2003 and December 31,
2002, which reports appear in the December 31, 2002 annual report on Form 11-K of the Signal Financial Corporation 401(k) and Profit Sharing Plan.

                                            /s/ KPMG LLP

Chicago, Illinois
June 23, 2003